EXHIBIT 12.1

SEITEL, INC.

STATEMENT OF COMPUTATION OF EARNINGS TO FIXED CHARGES

(in thousands)

(Unaudited)

	Year Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2012	2013
Fixed charges:
Interest expense	$41,215	$41,194	$41,094	$35,246	$29,143	$7,264	$9,426
Capitalized interest expense	—	—	—	—	—	—	—
Portion of rental expense representative of interest factor	564	539	564	578	612	144	190

Total fixed charges	$41,779	$41,733	$41,658	$35,824	$29,755	$7,408	$9,616

Earnings before fixed charges:
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	$(77,622)	$(99,771)	$(67,425)	$2,608	$43,832	$18,247	$3,122
Fixed charges	41,779	41,733	41,658	35,824	29,755	7,408	9,616
Capitalized interest expense	—	—	—	—	—	—	—

Total earnings before fixed charges	$(35,843)	$(58,038)	$(25,767)	$38,432	$73,587	$25,655	$12,738

Ratio of earnings to fixed charges:
Earnings before fixed charges	$(35,843)	$(58,038)	$(25,767)	$38,432	$73,587	$25,655	$12,738
Fixed charges	41,779	41,733	41,658	35,824	29,755	7,408	9,616

Ratio of earnings to fixed charges	—	—	—	1.1	2.5	3.5	1.3

Amount of deficiency (if negative)	(77,622)	(99,771)	(67,425)	—	—	—	—

	Pro forma Calculation
	Year Ended December 31, 2012	Three Months Ended March 31, 2013
Fixed charges:
Interest expense	$26,081	$6,520
Capitalized interest expense	—	—
Portion of rental expense representative of interest factor	612	190

Total fixed charges	$26,693	$6,710

Earnings before fixed charges:
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	$43,832	$3,122
Fixed charges	26,693	6,710
Capitalized interest expense	—	—

Total earnings before fixed charges	$70,525	$9,832

Ratio of earnings to fixed charges:
Earnings before fixed charges	$70,525	$9,832
Fixed charges	26,693	6,710

Ratio of earnings to fixed charges	2.6	1.5

Amount of deficiency (if negative)	—	—